January 15, 2006
From:
Andrew Chien, President
USChina Channel Inc.
665 Ellsworth Avenue
New Haven, CT 06511

To: U.S. Securities and Exchange Commission
Division of Corporate Finance
Attention:  Goldie B. Walker, Financial Analyst

Re: Form SB-2/A   Amendment #2
File number: 333-137437
Mail Stop 3561

Dear Mrs. Walker:

Following is my correspondent (total 5 pages) for your comments dated December 29, 2006. Please review it.

Sincerely yours,
Andrew Chien

Risk Factors
1. If true, please clarify risk factor 5 to indicate that Mr. Chien's maximum loan obligation is $70.000 less the amount of proceeds received in the offering.

Reply:
For Risk Factor 4, we revised to:
"As there is no minimum number of shares that must be sold in this offering, it is possible that we will not raise any funds or that we will raise only small funds such as $10,000, or less. If this were to reportedly happen, plus if we could not generate new cash flow from the operation, we would cease our operation in the next six months after we consume up to total $70,000 from proceeds of the offering plus the loan offered by Mr. Chien.
......."

     For Risk Factor 5, we revised to:
"......Due to the financial agreement between Mr. Chien and the Company dated
October 3, 2006, the maximum loan obligation from Mr. Chien to the Company will be $70,000 before offering, or $70,000 less the amount of proceeds received in the offering. ......"

     For Risk Factor 7, we revised to:
"Except Mr. Chien loans, which is limited to $70,000 less the amount of proceeds received in the offering, we do not have any additional source of funding for our business plans and may be unable to find any such funding if and when needed.

Other than the shares offered by this prospectus plus Mr. Chien loans, offered under certain conditions as specified in the financial agreement between Mr. Chien and the Company dated October 3, 2006, no other source of capital has been identified or sought. ......"

Use of Proceeds

2. Please expand footnote (5) to explain how proceeds allocated to working capital will be used if less than the maximum amount is sold in the offering.

Reply: For footnote (5), we revised to: "......Should we raise less than the maximum amount, it is expected that funds allocated to each sub-category of working capital will decrease. Details of those allocations can be seen on page 29, under the section of "MANAGERMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS"

3. It would appear appropriate to expand this section to explain the repayment of Mr. Chien s loan with the receipt of offering proceeds as your risk factor disclosure indicates. Further, risk factor 5 indicates that the loan will be repaid in full if offering proceeds exceed $70,000. Please disclose the impact on the loan if offering proceeds do not exceed $70,000.

Reply: It was mentioned in Ex-10.02 Financial Agreement between Mr. Chien and the INC, also on Page 29, last paragraph: "if the proceeds are less than $70,000 Mr. Chien will continue to loan the Company up to the difference between $70,000 and the collected proceeds after the proceeds are fully consumed in the business operation."

Directors, Executive Officers, Promoters and Control Persons

4. Your new disclosure refers to two examples of acquisitions'-without the financial auditing" or the absence of "financial auditing followed the GAAP standard." You also refer to one "merger process without properly disclosure following SEC requirement." Please tell us the basis for these statements absent a determination by a court or regulatory body. We do not understand the basis for these statements without such determinations. Please advise or revise your disclosure.

Reply: These facts are from the filings of associated companies. Any companies, which are or want to be public listing, need to disclose whether or not the financial statements are audited following GAAP. Also some company admitted in the SEC filing that they missed some disclosure required by the rules.

5. Please revise and explain the sentence fragment. 'Since the Chinese companies took the financing as the target of public listing."

Reply: We revised: "Since the Chinese companies took the financing as the targets of public listing, the above-mentioned examples made those companies costs higher without any financing."

6. Please explain why the combination with a pink sheet listed company constitutes an "abuse" or "error."

Reply: We revised to "There are examples: some companies to merger with a pink sheet listed company, and some company, without the financial auditing followed the GAAP standard, merged with a private company in Canada; and some company, without the financial auditing, has spent about more than half million of dollars to buy a controlled position in a shell; and some company issued more shares in the merger process without properly disclosure following SEC requirement. These Chinese companies, before going USA for merger, had raised money from their Chinese shareholders, and promised that they would have financing in US and get their share prices appreciated. None of these above-mentioned examples, has got any financing, or has their share prices appreciated so far. These companies broke the promises and made performance errors for their business plan, and abused their shareholders. And some company, like SkyStar Bio-pharmacy, faced lawsuit shortly after the reverse merger and got more trouble."

7. With respect to your response to our prior comment 5, we do not understand the basis for any assertions of violations without determinations of such violations by a court or regulatory body. Further, please specifically direct our attention to the SEC filings that constituted "admission" of disclosure violations.

Reply: On the 01/23/2006 14f-1 filing of the Cyber Group Network Corporation (CGPN.OB), the Company admitted that there is a violation of Section 16(a) of the Exchange Act. It said " Based solely on the company's review of these reports or written representations from certain reporting persons, during the year ended December 31, 2004, and during the current fiscal year, the Company believes that all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owner other persons subject to
Section 16(a) of the Exchange Act were met, except that directors R. Scott Cramer, Steve Lowe and former director David Wassung were not able to file their Form 3 within 10 days after he was elected or appointed an officer and/or director of the Company nor were they able to file Form 4's or Form 5's in connection with transactions that occurred in the last fiscal year and/or in the current fiscal year".

       On the 04/17/2006 10k filing of the company, under the new name of the Skystar Bio-Pharmaceutical, the Company again confirmed "that directors R. Scott Cramer, Steve Lowe and former director David Wassung were not able to file their Form 3 within 10 days after he was elected or appointed an officer and/or director of the Company nor were they able to file Form 4's or Form 5's in connection with transactions that occurred in the last fiscal year and/or in the current fiscal year".

8. Under "Our Business" in the prospectus, change "OCTBB" to "OTCBB" as previously stated in comment no. 6.

Reply: Corrected. Thanks.

9. We note your response that LLC is not a registered broker-dealer or investment adviser, however, we still repeat the comment as set forth in comment 9. asking that you explain the basis for the LLC's activities without registration.

Reply: On page 24, we explained that
"It is the similar to the INC that the LLC isn't a registered broker-dealer, nor an investment advisor. The LLC doesn't involve any activity to offer securities. The LLC also doesn't involve any activity to advise shareholders to buy any securities. The LLC only gives advice to the Chinese companies about how to properly evaluate its own business value, how to get the general knowledge of the US security laws and rules in the reverse merger process, and help them to identify the proper shells and evaluate the liability of the shells. Sometimes, the LLC also helps the Chinese companies to find suitable lawyers for documentary work, and members of PCAOB for auditing."

If you feel that we still haven't answered your question after you repeat the question twice, please give more details about which service area in that LLD performed, does need for the license of a registered broker-dealer, or an investment advisor.

10. We note the list of proposed LLC activities, which includes advising Chinese companies "how to follow US security laws and rules in the reverse merger process." We also note that USChina will prepare 8-K documents for reverse mergers. Please include disclosure in your filing explaining whether these and similar activities constitute rendering of legal advice requiring licensing as an attorney under applicable state law. In this regard, please explain the extent to which USChina and LLC will engage licensed attorneys in providing these services.

Reply:
      We took the word "advising" off, and revised into "how to get the general knowledge of the US security laws and rules in the reverse merger process." Also see reply to 14, there is more detail description about the plan of the 8k filing if there is any.
      LLC hasn't performed any services which need a lawyer's license. However, LLC does help some Chinese companies to understand security laws and rules in different countries, such as China, USA, Cayman Island etc. INC is a SEC file agent which needs knowledge of USA security law and rules, but doesn't need a lawyer's license. LLC is only a relative party of INC. LLC is not applying for the public listing.

11. Explain the source of LLC's funding. If Mr. Chien is its source of funding explain Mr. Chien's ability to fulfill funding commitments for LLC and INC. If this matter presents a material risk to USChina, please add a risk factor to address this risk.

Reply: In 2006, LLC is profitable.

12. The references to "Chinese agency expenses" and `Chinese customer service agents" remain unclear as previously indicated in comment 12. Please explain these terms plainly in the registration statement.

Reply: We deleted the word "agents", and revised to "(...... and paying temporary help in China  ($50,000, fees paid to other persons doing service for our Chinese customers on individual projects)......

13. We repeat comment l3. Provide more details in the prospectus on what activities the Company proposes to do. Also, tell investors what is meant by "presenter under trustee agreement." Elaborate precisely on Mr. Chien's ability and experience in "doing SEC filings" as stated in the registration statement.

Reply: We deleted the words "presenter under trustee agreement". We revised to "Agency services for conferences or road show. The services include to prepare documents, or help making presentations of the executives at road show."

     In the Risk Factors 1, we add "Although, we consider we are capable to do so, but we don't have any experience in doing SEC filing except that we are currently doing to file SB2 and 10Q for ourselves."

14. The prospectus indicates that the LLC will "assign the INC to prepare part of the document of 8K for the reverse merger purpose." Please explain how USChina will accomplish this activity, including the extent of reliance on other parties, and disclose the compensation arrangement to USChina.

Reply: We mentioned on Page 24, "the LLC will pay the INC at $100/hour." As the possible 8k filing, we revised to:

     "In sum, we can launch our services on a tiny scale regardless of the offering because the LLC has active customers. If it is practical, the LLC will pay INC at $100 per hour and assign the INC to prepare part of the document of 8K for the reverse merger purpose. In the one of the possible 8k filing, there are three lawyers licensed in three different countries to be involved in. While the lawyers are responsible for checking the legal status of the issued new shares in the merger activity, and rendering their opinions regarding the enterprise legal person status and the compliance of the enterprises' business licenses and organization documents with the applicable laws in their own jurisdictions respectively, INC will coordinate with all sides of lawyers to improve the communications and overcome the barriers coming from the great differences of cultural and languages. INC also will help to answer those questions required in the merger process such as: the Chinese company's business nature and scope, the reason for the merger, and the corporation vote results for the merger, shareholder rights change after the merger, and the history of the exchange rate of US dollar against RMB yuan, dividend history, and transactions among the relative parties, and information of the executives and the members of board, and employment agreement etc. Even without the 8k filing preparation work for INC, the LLC will persuade its customers, after their successes in the merger, to take the INC's service as the SEC file agent to file the necessary 10Q, forms 3 or 4 etc. The payment will be materialized in the contracts among INC and associated Chinese companies if there is any. However, without the proceeds from the offering, we are very hard to expand the service level on that the INC. can have positive cash flow."

15. With respect to the other LLC "active customers," please disclose any plans regarding work to help USChina for those parties, including the work to be provided, the manner in which the work will be accomplished and the compensation arrangements.

Reply: See Reply to 14.
       On page 24, we mentioned that: " We believe that the LLC will bring long time frame service work for the INC. This is because the customers of LLC will urgently need the services rendered by INC especially after they are attainment in the publicly listing. Their primary success in the publicly listing will bring great confidence with Mr. Chien's skill, therefore the services rendered by the INC. When the LLC and the INC serve the same customer, the LLC will guarantee the fair market payment to the INC, and Mr. Chien will arrange enough time of manpower, including hiring outside contractors, to finish the associated jobs on time."

16. The staff restates comment 14. Please revise accordingly.

Reply: Since there is great uncertainty of the payment for LLC's customers, we determine to let INC to engage in the first customer with fully paid guarantee. So far there is no customer for INC. However, as mentioned in the Statement, we believe that INC will engage in long term service business.